# LafayetteRaceway.com, LLC
## Income Statement - Unaudited
## For the Period June 23, 2016 through December 31, 2016

| | 2016 | % |
|---|---|---|
| Income | $ - | - |
| Operating Expenses | - | - |
| Net Income (Loss) | $ - | - |

See Accompanying Notes and Independent Accountants' Review Report